Agora Announces Private Placement Financing of US$250 Million
February 1, 2021
SANTA CLARA, Calif., Feb. 1, 2021 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (“Agora” or the “Company”), a pioneer and leading platform for real-time engagement APIs, today announced that an accredited investor had agreed to purchase through a private placement a total of US$250 million of newly issued Class A ordinary shares of the Company, representing approximately 4.5% of the Company’s total outstanding shares. The private placement is expected to be closed in February 2021, subject to the satisfaction or waiver of customary closing conditions.
It is expected that the share issuance will be exempted from registration under the Securities Act of 1933, as amended, (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or Regulation S under the Securities Act.
Safe Harbor Statement
This press release contains “forward-looking statement” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties that are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in our filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the initial public offering filed with the Securities and Exchange Commission on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.
About Agora
Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any application, anytime and anywhere. Agora’s platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video and voice engagement experiences into their applications.
For more information, please visit: www.agora.io.

Investor Contact:
Fionna Chen
investor@agora.io

Media Contact:
Suzanne Nguyen
press@agora.io